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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                             TECHFORCE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            EQUANT ACQUISITION CORP.
                           EQUANT HOLDINGS U.S., INC.
                                  EQUANT N.V.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   878331107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              RICHARD H. BLAUSTEIN
                                 VICE-PRESIDENT
                            EQUANT ACQUISITION CORP.
                     C/O EQUANT INTEGRATION SERVICES, INC.
                           3 PARK AVENUE, 25TH FLOOR,
                            NEW YORK, NEW YORK 10016
                           TELEPHONE: (212) 251-2001
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                               SARAH HEWITT, ESQ.
                  BROWN RAYSMAN MILLSTEIN FELDER & STEINER LLP
                              120 WEST 45TH STREET
                            NEW YORK, NEW YORK 10036
                           TELEPHONE: (212) 703-1319

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

                                     14D-1

    CUSIP NO. 878331107                                   PAGE 2 OF 6 PAGES

---------------------------------------------------------------------------
  1.       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Equant N.V.
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS
           PF
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)
           [ ]
---------------------------------------------------------------------------
  6.       CITIZEN OR PLACE OF ORGANIZATION
           The Netherlands
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           844,874 shares of Common Stock pursuant to Voting and Tender
           Agreements dated as of June 30, 1999(1)
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES
           [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           10.2%
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

                                     14D-1

    CUSIP NO. 878331107                                   PAGE 3 OF 6 PAGES

---------------------------------------------------------------------------
  1.       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Equant Holdings U.S., Inc.
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS
           AF
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)
           [ ]
---------------------------------------------------------------------------
  6.       CITIZEN OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           844,874 shares of Common Stock pursuant to Voting and Tender
           Agreements dated as of June 30, 1999(1)
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES
           [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           10.2%
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

                                     14D-1

    CUSIP NO. 878331107                                   PAGE 4 OF 6 PAGES

---------------------------------------------------------------------------
  1.       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Equant Acquisition Corp.
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS
           AF
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)
           [ ]
---------------------------------------------------------------------------
  6.       CITIZEN OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           844,874 shares of Common Stock pursuant to Voting and Tender
           Agreements dated as of June 30, 1999(1)
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES
           [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           10.2%
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on July 7, 1999 (the "Statement") relating to the tender offer by Equant Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Equant Holdings U.S., Inc., a Delaware corporation (the "Parent") and itself an indirect wholly owned subsidiary of Equant N.V., a company organized under the laws of The Netherlands (the "Ultimate Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of TechForce Corporation, a Georgia corporation (the "Company"), at a purchase price of $8.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 7, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), a copy of which was previously filed as Exhibit (a)(2).

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase dated July 7, 1999.
(a)(2)  Letter of Transmittal.*
(a)(3)  Notice of Guaranteed Delivery.*
(a)(4)  Letter from the Dealer Manager to Brokers, Dealers,
        Commercial Banks, Trust Companies and Nominees.*
(a)(5)  Letter to clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Nominees.*
(a)(6)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.*
(a)(7)  Summary Advertisement as published on July 7, 1999.*
(a)(8)  Joint Press Release issued by the Company and Equant N.V. on
        June 30, 1999.*
(b)     Not applicable.
(c)(1) Agreement and Plan of Merger, dated as of June 30, 1999, by and among Equant N.V., Equant Holdings U.S., Inc., Equant
        Acquisition Corp. and TechForce Corporation.*
(c)(2)  Voting and Tender Letter Agreements, dated as of June 30,
        1999, by and among Equant N.V., Equant Holdings U.S., Inc.,
        Equant Acquisition Corp. and certain shareholders of the Company.*
(c)(3) Indemnification Agreement, dated as of June 30, 1999, by and among Equant N.V., Equant Holdings U.S., Inc., Equant
        Acquisition Corp. and John A. Koehler.*
(c)(4)  Confidentiality Agreement dated June 18, 1998 between Equant
        Integration Services, Inc. and TechForce Corporation and
        Modification Agreement dated May 18, 1999.*
(c)(5)  Exclusivity Letter.*
(c)(6)  Option Election Form.*
(c)(7)  Employment Letters, each dated June 29, 1999, between the
        Company and each of John A. Koehler, Jerrel W. Kee, James
        Macchiarola and Robert Harvey.*
(c)(8)  Confidentiality and No-Solicitation Agreements, each dated
        June 30, 1999, between the Company and each of Jerrel W.
        Kee, James Macchiarola and Robert Harvey; and
        Confidentiality, No-Solicitation and Non-Compete Agreement dated June 30, 1999 between the Company and John A.
        Koehler.*
(c)(9) Indemnification Agreements, dated as of June 30, 1999, by and between the Company and each member of the Board of Directors.*
(d)     Not applicable.
(e)     Not applicable.
(f)     Not applicable.

---------------
* Previously filed

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct.

                                          EQUANT N.V.

                                          By: /s/ RICHARD H. BLAUSTEIN

                                            ------------------------------------
                                            Name: Richard H. Blaustein
                                            Title: Authorized Signatory

                                          EQUANT HOLDINGS U.S., INC.

                                          By: /s/ RICHARD H. BLAUSTEIN

                                            ------------------------------------
                                            Name: Richard H. Blaustein
                                            Title: Authorized Signatory

                                          EQUANT ACQUISITION CORP.

                                          By: /s/ RICHARD H. BLAUSTEIN

                                            ------------------------------------
                                            Name: Richard H. Blaustein
                                            Title: Vice President

Date: July 22, 1999

                                 EXHIBIT INDEX

EXHIBIT                                                                  PAGE
  NO.                            DESCRIPTION                             NO.
-------                          -----------                             ----
(a)(1)   Offer to Purchase dated July 7, 1999.
(a)(2)   Letter of Transmittal.*
(a)(3)   Notice of Guaranteed Delivery.*
(a)(4)   Letter from the Dealer Manager to Brokers, Dealers,
         Commercial Banks, Trust Companies and Nominees.*
(a)(5)   Letter to clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Nominees.*
(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.*
(a)(7)   Summary Advertisement as published on July 7, 1999.*
(a)(8)   Joint Press Release issued by the Company and Equant N.V. on
         June 30, 1999.*
(c)(1)   Agreement and Plan of Merger, dated as of June 30, 1999, by and among Equant N.V., Equant Holdings U.S., Inc., Equant
         Acquisition Corp. and TechForce Corporation.*
(c)(2)   Voting and Tender Letter Agreements, dated as of June 30,
         1999, by and among Equant N.V., Equant Holdings U.S., Inc.,
         Equant Acquisition Corp. and certain shareholders of the
         Company.*
(c)(3)   Indemnification Agreement, dated as of June 30, 1999, by and among Equant N.V., Equant Holdings U.S., Inc., Equant
         Acquisition Corp. and John A. Koehler.*
(c)(4)   Confidentiality Agreement dated June 18, 1998 between Equant
         Integration Services, Inc. and TechForce Corporation and
         Modification Agreement dated May 18, 1999.*
(c)(5)   Exclusivity Letter.*
(c)(6)   Option Election Form.*
(c)(7)   Employment Letters, each dated June 29, 1999, between the
         Company and each of John A. Koehler, Jerrel W. Kee, James
         Macchiarola and Robert Harvey.*
(c)(8)   Confidentiality and No-Solicitation Agreements, each dated
         June 30, 1999, between the Company and each of Jerrel W.
         Kee, James Macchiarola and Robert Harvey; and
         Confidentiality, No-Solicitation and Non-Compete Agreement
         dated June 30, 1999 between the Company and John A.
         Koehler.*
(c)(9)   Indemnification Agreements, dated as of June 30, 1999, by
         and between the Company and each member of the Board of
         Directors.*

---------------
* Previously filed